Exhibit 99.93

SCHEDULE I

REPORTING PACKAGE – NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

To:	Ernst & Young LLP

And To: KPMG LLP

TAKE NOTICE THAT the Board of Directors of Just Energy Corp. (“JEC”) as administrator and attorney of Just Energy Income Fund (the “Fund”) resolved at a Board meeting on May 20, 2010 to propose to all holders of units (the “Unitholders”) of the Fund and the holders (collectively, the “Holders”) of Class A Preference Shares of JEC, at the annual and special meeting of the Holders fixed to take place on June 29, 2010, to vote to appoint Ernst & Young LLP., (the “Successor Auditor”) as auditor of the Fund upon the expiry of the term of appointment of the Fund’s current auditor, KPMG LLP (the “Former Auditor”).

TAKE FURTHER NOTICE THAT:

(a)	the Former Auditor has not been asked or proposed by the Board of Directors of the Company to stand for re-appointment as auditor of the Fund;

(b)	the appointment of the Successor Auditor has been considered and approved by the Audit Committee of the Board of Directors of JEC and the Board of Directors of JEC;

(c)	there have been no reservations contained in the Former Auditor’s reports on the annual financial statements of the Fund for the two most recently completed fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued; and

(d)	there are no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102 (Part 4.11).

DATED this 27th day of May, 2010.
Just Energy Income Fund
by its attorney Just Energy Corp.

(signed) “Beth Summers”
Beth Summers
Chief Financial Officer Just Energy Corp.